July 9, 2014

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20459-0306

RE: Alamo Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 11, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014 Filed May 8, 2014
File No. 001-13854

Dear Mr. James,

We have received your letter, dated June 30, 2014, to Dan Malone, Executive Vice President & Chief Financial Officer of Alamo Group Inc. (“Alamo” or the “Company”), requesting information concerning comments you had on the above referenced filings. I have listed each question below followed by a response that has been bolded for your convenience.

We appreciate the opportunity to provide information and to clarify any items that may be unclear. We hope these answers will be sufficient in helping understand our disclosures.

Form 10-K for the Fiscal Year Ended December 31, 2013

Report of Management on Internal Control Over Financial Reporting, page 42

1.
We note that your independent registered public accounting firm’s report on page 43 opines that you maintained effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, we note that management’s report does not identify the version of the COSO Integrated Framework used to perform its assessment. Please identify for us the version of the COSO Integrated Framework you used in your assessment. Tell us how your report complies with Item 308(a)(2) of Regulation S-K.

Management used the 1992 version of the COSO Integrated Framework to perform its assessment. In future filings, the Company will identify the version of the COSO Integrated Framework management uses in its assessments.

Mr. Martin James
Securities and Exchange Commission
July 9, 2014

Note 1. Significant Accounting Policies, page 50

Stock-based Compensation, page 54

1.
We note that you disclose the weighted averages for the assumptions underlying your Black-Scholes option pricing. Please tell us and revise future annual filings to discuss the methods used to determine the assumptions consistent with FASB ASC 718-10-50- 2(f)(2). Refer to FASB ASC 718-10-55-136.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation method with the following assumptions noted:

1)	The risk-free rate is based on the U.S. Treasury rate over the expected life of the option at the time of the grant.

2)	The dividend yield is calculated as the ratio of dividends paid per share of common stock to the stock price on the date of the grant.

3)	The expected volatility factors are based on the historical movement of the Company’s common stock price over the expected life of the option.

4)
The expected life is the average length of time in which officers, other employees, and non-employee directors are expected to exercise their options, and which are primarily based on historical experience.

In future filings, we will include a discussion on the methods used to determine the assumptions in our Black-Scholes option pricing.

Form 10-Q for the Quarterly Period ended March 31, 2014

Signatures, page 24

3.     In future filings, please revise the signature page to include the dates on which the report was signed by the persons signing on the registrant’s behalf.

In future 10-Q filings, we will revise the signature page to include the dates on which the report was signed by the persons signing on the Company’s behalf.

Mr. Martin James
Securities and Exchange Commission
July 9, 2014

We confirm that Alamo Group Inc. is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Alamo Group Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses will provide you with the information you need. Please call me if you need any further information at (830) 372-9620.

Sincerely,

/S/Richard J. Wehrle
Richard J. Wehrle
Vice President and Controller

cc:	Mr. Ronald A. Robinson, President and CEO of Alamo Group Inc.
Mr. Dan E. Malone, Executive Vice President and Chief Financial Officer of Alamo Group Inc.
Ms. Helen W. Cornell, Chairperson of the Audit Committee of Alamo Group Inc.